Exhibit 19.1

Immunome, Inc.

Amended and Restated Insider Trading Policy

I.	Introduction

During the course of your relationship with Immunome, Inc. (together with its consolidated subsidiaries, “Immunome” or the “Company”), you may receive material information that is not yet publicly available (“material nonpublic information”) about the Company or about other publicly traded companies with which the Company has business dealings. Because of your access to this material nonpublic information, you, or someone you pass this information on to, may be in a position to profit financially by buying or selling, or in some other way dealing, in Immunome’s securities, or securities of another publicly traded company. This policy sets forth guidelines with respect to transactions in the Immunome’s securities by our employees, directors, and consultants and other persons or entities subject to this policy as described below.

II.	Statement of Policy

It is the policy of Immunome that an employee, director or consultant of Immunome (or any other person subject to this policy) who is aware of material nonpublic information relating to the Immunome may not, directly or indirectly:

1.	engage in any transactions in Immunome’s securities, except as otherwise specified under the heading “Exceptions to this Policy” below;
2.	recommend the purchase or sale of any Immunome securities;
3.	disclose material nonpublic information to persons within Immunome whose jobs do not require them to have that information, or outside of Immunome to other persons, such as family, friends, business associates and investors, unless the disclosure is made in accordance with Immunome’s policies regarding the protection or authorized external disclosure of information regarding Immunome; or
4.	assist anyone engaged in the above activities.

The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any material nonpublic information relating to Immunome at the time of the transaction.

The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve Immunome’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the material nonpublic information. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

It is also important to note that the laws prohibiting insider trading are not limited to trading by the insider alone; advising others to trade on the basis of material nonpublic information is illegal and squarely prohibited by this policy. Liability in such cases can extend both to the “tippee”—the person to whom the insider disclosed material nonpublic information—and to the “tipper,” the insider himself or herself. In such cases, you can be held liable for your own transactions, as well as the transactions by a tippee and even the transactions of a tippee’s tippee. For these and other reasons, it is the policy of Immunome that no employee, director or consultant of Immunome (or any other person or entity subject to this policy) may either (a) recommend to another person or entity that they buy, hold or sell Immunome’s securities at any time or (b) disclose material nonpublic information to persons within Immunome whose jobs do not require them to have that information, or outside of Immunome to other persons (unless the disclosure is made in accordance with Immunome’s policies regarding the protection or authorized external disclosure of information regarding Immunome).

In addition, it is the policy of Immunome that no person subject to this policy who, in the course of his or her relationship with Immunome, learns of any confidential information that is material to another publicly traded company with which Immunome does business, including a customer, supplier, partner or collaborator of Immunome or an economically linked company such as a competitor of Immunome, may trade in that other company’s securities until the information becomes public or is no longer material to that other company.

There are no exceptions to this policy, except as specifically noted above or below.

III.	Transactions Subject to this Policy

This policy applies to all transactions in securities issued by Immunome, as well as derivative securities that are not issued by Immunome, such as exchange-traded put or call options or swaps relating to Immunome’s securities. Accordingly, for purposes of this policy, the terms “trade,” “trading” and “transactions” include not only purchases and sales of Immunome’s common stock in the public market but also any other purchases, sales, transfers or other acquisitions and dispositions of common or preferred equity, options, warrants and other securities (including debt securities) and other arrangements or transactions that affect economic exposure to changes in the prices of these securities.

IV.	Persons Subject to this Policy

This policy applies to you and all other employees, directors, and consultants of Immunome and its subsidiaries. This policy also applies to members of your immediate family who reside with you, any other persons with whom you share a household, any family members who do not live in your household but whose transactions in Immunome’s securities are directed by you or are subject to your influence or control and any other individuals or entities whose transactions in securities you influence, direct or control (including, e.g., a venture or other investment fund, if you influence, direct or control transactions by the fund). However, this policy does not apply to any entity that invests in securities in the ordinary course of its business (e.g., a venture or other investment fund) if (and only if) such entity has established and certified to the Company that it has its own insider trading controls and procedures in compliance with applicable securities laws with respect to trading in the Company’s securities. The foregoing persons who are deemed subject to this policy are referred to in this policy as “Related Persons.” You are responsible for making sure that your Related Persons comply with this policy.

V.	Material Nonpublic Information

A.	Material Information

As a practical matter, it is sometimes difficult to determine whether you are aware of material nonpublic information. The key to determining whether nonpublic information you possess about a public company is material is whether dissemination of the information could be expected to affect the market price of the company’s securities or to be considered important by investors who are considering trading in that company’s securities. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Remember, both positive and negative information can be material. If you possess material nonpublic information, you may not trade in a company’s securities, advise anyone else to do so or communicate the information to anyone else until you know that the information has been publicly disseminated. This means that in some circumstances, you may have to forego a proposed transaction in a company’s securities even if you planned to execute the transaction prior to learning of the material nonpublic information and even though you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting.

You may not participate in “chat rooms” or other electronic discussion groups or contribute to blogs, bulletin boards or social media forums on the Internet concerning the activities of the Company or other companies with which the Company does business, even if you do so anonymously, unless doing so is part of your job responsibilities and you have explicit authorization from the Company’s Chief Financial Officer or General Counsel, who are the individuals initially designated by the Company’s board of directors as the clearing officers, or his or her designee (each, a “Clearing Officer”).

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by relevant enforcement authorities with the benefit of hindsight. Depending on the specific details, the following items may be considered material nonpublic information until it is publicly disseminated within the meaning of this policy. There may be other types of information that would qualify as material information as well; use this list merely as a non-exhaustive guide:

(a)	financial results or forecasts;
(b)communications with the U.S. Food and Drug Administration or other U.S. or foreign government agencies;
(c)	strategic plans;
(d)potential mergers, acquisitions or dispositions of assets, divisions, companies, etc.;
(e)	new developments related to products or product candidates;

(f)details regarding timing, progress or results of clinical trials of the Company’s product candidates;
(g)	public or private sales of debt or equity securities;
(h)	stock splits, dividends or changes in dividend policy;
(i)	establishment of a repurchase program for Immunome’s securities;
(j)	major contract awards or cancellations;
(k)	gain or loss of a significant licensor, licensee or supplier;
(l)	management or control changes;
(m)	employee layoffs;
(n)a disruption in Immunome’s operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure;
(o)	tender offers or proxy fights;
(p)	significant write-offs or accounting restatements;
(q)	litigation or settlements;
(r)	impending bankruptcy;
(s)establishment of, or developments in, strategic partnerships, collaborations, joint ventures or similar collaborations;
(t)	pricing changes or discount policies;
(u)	corporate partner relationships; and
(v)notice of issuance of patents, the acquisition of other material intellectual property rights or notice of a material adverse change in intellectual property or patents owned by the Company.
B.	When Information is considered public

The prohibition on trading when you have material nonpublic information lifts once that information becomes publicly disseminated. For information to be considered publicly disseminated, it must be widely disclosed through a press release, a filing with the U.S. Securities and Exchange Commission (the “SEC”), or other widely disseminated announcement and a sufficient amount of time must have passed to allow the information to be fully disclosed. Generally speaking, information will be considered publicly disseminated for purposes of this policy only after two full trading days have elapsed since the date of public disclosure of the information. For example, if an announcement of material nonpublic information of which you were aware was made prior to trading on Wednesday, then you may execute a transaction in the Company’s securities on Friday; if we announce material nonpublic information after trading ends on Wednesday, then you may execute a transaction in the Company’s securities on Monday. Depending on the circumstances the Company may determine that a longer or shorter waiting period should apply to the release of specific material nonpublic information.

VI.	Stock Trading by Directors, Officers and Other Employees

Because the directors, officers and other employees of the Company are the most visible to the public and are most likely, in the view of the public, to possess material nonpublic information about the Company, we also require them to notify and receive approval from a Clearing Officer prior to engaging in transactions in the Company’s securities and observe other restrictions designed to minimize the risk of apparent or actual insider trading. From time to time, we may also require that all employees and directors limit their transactions in the Company’s securities to defined time periods following public dissemination of quarterly and annual financial results.

A.	Quarterly Trading Blackout

From time to time, the Company may generally prohibit directors, employees and consultants from trading in the Company’s securities outside of a time period the Company designates as a “window period.” As of the effective date of this Policy, the Company has instituted “quarterly trading blackout periods” during which the Company’s officers, directors, employees, designated consultants and their Related Persons—regardless of whether they are aware of material nonpublic information or not—may not conduct any trades in Immunome securities.

Except as described in this policy, directors, officers, employees, and consultants and their Related Persons may buy or sell securities of the Company only during a window period that opens after two full trading days have elapsed after the public dissemination of the Company’s annual or quarterly financial results and closes at the end of the day that is the final day of the third month of the fiscal quarter. Of course, even during an open window period, you may not (unless an exception applies) conduct any trades in the Company’s securities if you are otherwise aware of material nonpublic information. This window period may be closed early or may not open if, in the judgment of a Clearing Officer, there exists undisclosed information that would make trades inappropriate. In addition to a quarterly trading blackout period, the Company may close the trading window at any time and for any duration pending public release of material news. It is important to note that the fact that the trading window is closed should itself be considered material nonpublic information that should not be communicated to any other person. An officer, employee, director or consultant who believes that special circumstances require him or her to trade during a quarterly trading blackout period should consult with a Clearing Officer. Permission to trade during a quarterly trading blackout period will be granted only where the circumstances are extenuating, a Clearing Officer concludes that the person is not in fact aware of any material nonpublic information relating to the Company or its securities, and there appears to be no significant risk that the trade may subsequently be questioned.

B.	Event-Specific Trading Blackouts

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by a Clearing Officer may not trade in Immunome’s securities. In that situation, the Company will notify the designated individuals that neither they nor their Related Persons may trade in the Immunome’s securities. The existence of an event- specific trading blackout should also be considered material nonpublic information and should not be communicated to any other person. Even if you have not been designated as a person who should not trade due to an event-specific trading blackout, you should not trade while aware of material nonpublic information. Exceptions will not be granted during an event- specific trading blackout.

The quarterly and event-driven trading blackouts do not apply to those transactions to which this policy does not apply, as described under the heading “Exceptions to this Policy” below.

C.	Exceptions to this Policy
1.ESPP/Option Exercises. Employees who are eligible to do so may purchase stock under the Company’s Employee Stock Purchase Plan (“ESPP”) on periodic designated dates in accordance with the ESPP without restriction to any particular period. Directors, officers, employees and consultants may also exercise options granted under the Company’s stock option plans for cash or, at the Company’s discretion, may elect to have the Company withhold securities in connection with an option exercise without restriction to any particular period. However, the subsequent sale of the stock (including sales of stock in a cashless exercise) acquired upon the exercise of options or pursuant to the ESPP is subject to all provisions of this policy.
2. 10b5-1 Automatic Trading Programs. In addition, purchases or sales of the Company’s securities made pursuant to, and in compliance with, a written plan established by a director or officer or other employee or consultant that meets the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (a “Trading Plan”) and any applicable 10b5-1 trading plan guidelines of the Company are not subject to this policy. Moreover, all Trading Plans must be reviewed and approved by a Clearing Officer before being established to confirm that the Trading Plan complies with all pertinent company policies and applicable securities laws.
3.Tax Withholding Transactions. This policy does not apply to the surrender of shares directly to the Company to satisfy tax withholding obligations as a result of the issuance of shares upon vesting or exercise of restricted stock units, options or other equity awards granted under Immunome’s equity compensation plans. Of course, any market sale of the stock received upon exercise or vesting of any such equity awards remains subject to all provisions of this policy whether or not for the purpose of generating the cash needed to pay the exercise price or pay taxes. However, the trading restrictions under this policy do not apply to the sale of shares of common stock issued upon vesting of restricted stock units for the limited purpose of covering tax withholding obligations (and any associated broker or other fees), provided that, prior to such sale, you irrevocably elect to sell such shares to cover tax withholding obligations in a manner approved by a Clearing Officer.

D.	Pre-Clearance and Advance Notice of Transactions

In addition to the requirements listed above, directors, officers and other employees who have been notified that they are subject to pre-clearance requirements face further restriction: Even during an open trading window, they may not engage in any transaction in the Company’s securities, including any purchase or sale in the open market, loan or other transfer of beneficial ownership without first obtaining pre-clearance of the transaction from a Clearing Officer at least two (2) business days in advance of the proposed transaction. A Clearing Officer will then determine whether the transaction may proceed and, if so, will direct the Compliance Coordinator (as identified in the Company’s Section 16 Compliance Program) to assist, if applicable, in complying with the reporting requirements under Section 16(a) of the Exchange Act, if any. So long as directors and Section 16 officers have established a Trading Plan, then trades pursuant to such Trading Plan do not need to be pre-cleared. Pre-cleared transactions not completed within five (5) business days shall require new pre-clearance under the provisions of this paragraph. The Company may, at its discretion, shorten such period of time.

Persons subject to pre-clearance (including directors and Section 16 officers) must also give advance notice of gifts or an intent to exercise an outstanding stock option to a Clearing Officer. Upon completion of any transaction, the director or Section 16 officer, must immediately notify the Compliance Coordinator and any other individual(s) identified under the heading “Notification of Execution of Transaction” in the Company’s Section 16 Compliance Program so that the Company may assist in any Section 16 reporting obligations.

VII.	Special and Prohibited Transactions

A.	Prohibition of Speculative or Short-Term Trading

No officer, director or employee of the Company may engage in short sales, transactions in publicly traded options, such as puts and calls, hedging transactions, margin accounts, pledges, or other inherently speculative transactions with respect to the Company’s securities at any time.

B.	Standing and Limit Orders.

Standing and limit orders (except standing and limit orders under approved Trading Plans, as discussed above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Company employee, director or consultant is in possession of material nonpublic information. Immunome therefore discourages placing standing or limit orders on Immunome’s securities. If a person subject to this policy determines that they must use a standing order or limit order (other than under an approved Trading Plan as discussed above), the order should be limited to short duration and the person using such standing order or limit order is required to cancel such instructions immediately in the event restrictions are imposed on their ability to trade pursuant to the “Quarterly Trading Blackouts” and “Event-Specific Trading Blackouts” provisions above.

C.	Managed Accounts.

If you have a managed account (where another person has been given discretion or authority to trade without your prior approval), you should advise your broker or investment advisor not to trade in Company securities at any time.

D.	Short-Swing Trading/Control Stock/Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care not to violate the prohibition on short-swing trading (within the meaning of Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are enumerated and described in the Company’s Section 16 Compliance Program, and any notices of sale required by Rule 144 of the Securities Act.

E.	Prohibition of Trading During Pension Fund Blackouts

In accordance with Regulation BTR under the Exchange Act, no director or executive officer of the Company shall, directly or indirectly, purchase, sell or otherwise acquire or transfer any equity security of the Company (other than an exempt security) during any “blackout period’’ (as defined in Regulation BTR) with respect to such equity security, if such director or executive officer acquires or previously acquired such equity security in connection with his or her service or employment as a director or executive officer. This prohibition shall not apply to any transactions that are specifically exempted, including but not limited to: purchases or sales of the Company’s securities made pursuant to, and in compliance with, a Trading Plan; compensatory grants or awards of equity securities pursuant to a plan that, by its terms, permits executive officers and directors to receive automatic grants or awards and specifies the terms of the grants and awards; acquisitions or dispositions of equity securities involving a bona fide gift or by will or the laws of descent or pursuant to a domestic relations order; etc. The Company shall timely notify each director and executive officer of any blackout periods in accordance with the provisions of Regulation BTR. Because Regulation BTR is very complex, no director or executive officer should engage in any transactions in Immunome’s securities, even if believed to be exempt from Regulation BTR, without first consulting with a Clearing Officer.

VIII.	Duration of Policy’s Applicability

This policy continues to apply to your transactions in the Company’s securities or the securities of other applicable public companies as more fully set forth in this policy, even after your relationship with the Company has ended. If you are aware of material nonpublic information when your relationship with the Company concludes, you may not trade in the Company’s securities or the securities of other applicable publicly traded companies until the material nonpublic information has been publicly disseminated or is no longer material. Further, if you leave the Company during a trading blackout period, then you may not trade Immunome’s securities or the securities of other applicable companies until the trading blackout period has ended.

IX.	Individual Responsibility

Persons subject to this policy have ethical and legal obligations to maintain the confidentiality of information about Immunome and to not engage in transactions in Immunome’s securities or securities of other applicable public companies while aware of material nonpublic information. Each individual is responsible for making sure that he or she complies with this policy, and that any family member, household member or other person or entity whose transactions are subject to this policy, as discussed under the heading “Persons Subject to this Policy” above, also comply with this policy. In all cases, the responsibility for determining whether an individual is aware of material nonpublic information rests with that individual, and any action on the part of Immunome or any employee or director of Immunome pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by Immunome for any conduct prohibited by this policy or applicable securities laws. See “Penalties” below.

X.	Penalties

Anyone who engages in insider trading or otherwise violates this policy may be subject to both civil liability and criminal penalties, as well as disciplinary action by the Company, including termination of employment. Anyone who has questions about this policy should contact his or her own attorney or a Clearing Officer. Please also see the “Frequently Asked Questions” attached hereto as Exhibit A.

XI.	Amendments

Immunome is committed to continuously reviewing and updating its policies and procedures. Immunome therefore reserves the right to amend, alter or terminate this policy at any time and for any reason. A current copy of Immunome’s policies regarding insider trading may be obtained by contacting a Clearing Officer or by visiting our intranet.

Approved: September 5, 2020

Effective: October 2, 2020

Amended and Restated: March 15, 2023

Amended and Restated: October 2, 2023

Immunome, Inc.

Amended and Restated Insider Trading Policy

CERTIFICATION

To: Immunome, Inc.

I,  , have received and read a copy of the Immunome, Inc. Insider Trading Policy. I hereby agree to comply with the specific requirements of the policy in all respects during my employment or other service relationship with Immunome, Inc. (or a subsidiary thereof). I understand that this policy constitutes a material term of my employment or other service relationship with Immunome, Inc. (or a subsidiary thereof) and that my failure to comply in all respects with the policy is a basis for termination for cause.

(Signature)

(Name)

(Date)

Note:As a substitute for completing this Certification, an individual may sign any general acknowledgment of policies or other form presented to the individual by the Company.

Exhibit A

Frequently Asked Questions

1.	What is insider trading?

A: Insider trading is the buying or selling of stocks, bonds, futures, or other securities by someone aware of material nonpublic information about the securities or the issuer of the securities. Insider trading also includes trading in derivatives (such as put or call options), the price of which is linked to the underlying price of a company’s stock. It does not matter whether the decision to buy or sell was influenced by the material nonpublic information, how many shares you buy or sell, or whether it has an effect on the stock price – if you have material nonpublic information about Immunome or another publicly traded company that Immunome has business relations with and you trade in Immunome’s or such other company’s securities, you have broken the law.

2.	Why is insider trading illegal?

A: If company insiders are able to use their confidential knowledge to their financial advantage, other investors would not have confidence in the fairness and integrity of the marketplace. Requiring those who have such information to disclose (the information to the public) or abstain (from trading) ensures an even playing field.

3.	What is material nonpublic information?

A: Information is material if it would influence a reasonable investor to buy or sell a stock, bond, future or other security. This could mean many things – financial or clinical trial results, potential mergers, major contracts, etc. Information is nonpublic if it has not yet been released and disseminated to the public.

4.	Who can be guilty of insider trading?

A: Anyone who buys or sells a security while aware of material nonpublic information, or who provides material nonpublic information that someone else uses to buy or sell a security, may be guilty of insider trading. It does not matter if you are not an executive officer or director, or even if you do not work at Immunome – if you know something material about the value of a security that not everyone else does, regardless of who you are, you can be found guilty of insider trading.

5.	Does Immunome have an insider trading policy?

A: Yes.

6.	Does this policy or the insider trading laws apply to me if I work outside the U.S.?

A: Yes, the policy and law applies to you. Because our common stock trades on a U.S. securities exchange, the insider trading laws of the United States apply. The U.S. Securities and Exchange Commission (the “SEC”) (a U.S. government agency in charge of investor protection) and the Financial Industry Regulatory Authority (“FINRA”) (a private regulator that oversees U.S. securities exchanges) routinely investigate trading in a company’s securities conducted by internationally based individuals and firms. In addition, as an Immunome employee, consultant or director, our policies apply to you no matter where in the world you work.

7.	What if I am aware of material nonpublic information when I trade, but the reason I trade is because of something else, like to pay medical bills?

A: The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any material nonpublic information relating to Immunome at the time of the transaction.

8.	Do the U.S. securities laws take into account mitigating circumstance, like avoiding a loss or planning a transaction before I had material nonpublic information?

A: No. The U.S. federal securities laws do not recognize any mitigating circumstances to insider trading. In addition, even the appearance of an improper transaction must be avoided to preserve Immunome’s reputation for adhering to the highest standards of conduct. In some circumstances, you may need to forgo a planned transaction even if you planned it before becoming aware of the material nonpublic information. So, even if you believe you may suffer an economic loss or sacrifice an anticipated profit by waiting to trade, you must wait.

9.	What if I don’t buy or sell anything, but I tell someone else the information and they buy or sell?

A: That is called “tipping.” You are the “tipper” and the other person is called the “tippee.” If the tippee buys or sells based on that material nonpublic information, both you and the tippee could be found guilty of insider trading. In fact, if you tell family members who tell others and those people then trade on the information, those family members and the tippee might be found guilty of insider trading too. As a result, you may not discuss material nonpublic information about Immunome with anyone outside Immunome, including spouses, family members, friends, or business associates (unless the disclosure is made in accordance with Immunome’s policies regarding the protection or authorized external disclosure of information regarding Immunome). This includes anonymous discussions on the Internet about Immunome or companies with which Immunome does business.

10.	What if I don’t tell them the information itself, I just tell them whether they should buy or sell?

A: That is still tipping and you can still be found guilty of insider trading. According to our policies, you may never recommend to another person that they buy, hold, or sell our common stock or any derivative security related to our common stock.

11.What are the penalties if I trade on material nonpublic information or tip off someone else?

A: In addition to disciplinary action by Immunome—which may include termination of employment—you may be found liable in a civil case for trading on material nonpublic information and may need to pay the U.S. government an amount equal to any profit made or any loss avoided and may also face a penalty of up to three times this amount. Persons found liable for tipping material nonpublic information, even if they did not trade themselves, may face a penalty of up to three times the amount of any profit gained or loss avoided by everyone in the chain of tippees, as well as a penalty of up to three times that amount. In addition, anyone convicted of criminal insider trading could face prison and additional fines.

12.	What is “loss avoided”?

A: If you sell common stock or a related derivative security before negative news is publicly announced, and as a result of the announcement the stock price declines, you have avoided the loss caused by the negative news.

13.	Am I restricted from trading securities of any companies other than Immunome (for example a customer or competitor of Immunome)?

A: Yes. U.S. insider trading laws generally restrict everyone from trading in a company’s securities based on material nonpublic information about that company, regardless of whether the person is directly connected with that company, except in limited circumstances. Therefore, if you have material nonpublic information about another company, you should not trade in that company’s securities. You should be particularly conscious of this restriction if, through your position at Immunome, you sometimes obtain sensitive, material information about other companies and their business dealings with Immunome.

14.	So if I do not trade Immunome securities when I have material nonpublic information, and I don’t “tip” other people, I am in the clear, right?

A: Not necessarily. Even if you do not violate U.S. law, you may still violate our policies. Our policies are stricter than the law requires so that we and our employees, directors, and consultants can avoid even the appearance of wrongdoing. Therefore, please review the entire policy carefully.

15.	So when can I buy or sell my Immunome securities?

A: According to our policies, if you have material nonpublic information, you may not buy or sell our common stock until the third trading day after that information is publicly disclosed. At that point, the information is considered publicly disseminated for purposes of our insider trading policy. Even if you do not have material nonpublic information, you may not trade in our common stock during any trading “blackout” period. And finally, all directors, officers and other employees and consultants must pre-clear any purchases or sales of stock with a Clearing Officer two days in advance of the proposed transaction.

16.	What is a quarterly trading blackout period?

A: To minimize the appearance of insider trading among our officers, directors, employees, consultants, and their related persons, we have established “quarterly trading blackout periods” during which they—regardless of whether they are aware of material nonpublic information or not—may not conduct any trades in Immunome securities. That means that, except as described in this policy, all officers, directors, employees and their related persons will be able to trade in Immunome securities only during limited open trading window periods that generally will begin after two full trading days have has elapsed since the public dissemination of Immunome’s annual or quarterly financial results and end at the beginning of the next quarterly trading blackout period. Of course, even during an open trading window period, you may not (unless an exception applies) conduct any trades in Immunome securities if you are otherwise in possession of material nonpublic information.

17.	What are Immunome’s quarterly trading blackout periods?

A: Each “quarterly trading blackout period” will generally begin at the end of the day that is the final day of the third month of each fiscal quarter and end after two full trading days have elapsed since the public dissemination of Immunome’s financial results for that quarter.

18.	Can Immunome’s quarterly trading blackout periods change?

A. The quarterly trading blackout period may commence early or may be extended if, in the judgment of a Clearing Officer, there exists undisclosed information that would make trades by Immunome officers, directors, employees or their related persons inappropriate. It is important to note that the fact that the quarterly trading blackout period has commenced early or has been extended should be considered material nonpublic information that should not be communicated to any other person.

19.	Does Immunome have blackout periods other than quarterly trading blackout periods?

A: Yes. From time to time, an event may occur that is material to Immunome and is known by only a few directors, officers, and/or employees. So long as the event remains material and nonpublic, the persons designated by a Clearing Officer may not trade in Immunome’s securities. In that situation, Immunome will notify the designated individuals that neither they nor their related persons may trade in the Immunome’s securities. The existence of an event- specific trading blackout should also be considered material nonpublic information and should not be communicated to any other person.

20.	If I have an open order to buy or sell Immunome securities on the date a trading window closes, my broker will cancel the open order and won’t execute the trade, right?

A: No, unless it is in connection with a 10b5-1 trading plan (see Question 33 below). If you have any open orders at the time a trading window closes other than in connection with a 10b5-1 trading plan, it is your responsibility to cancel these orders with your broker. If you have an open order and it executes after a trading window closes not in connection with a 10b5-1 trading plan, it is a violation of our insider trading policy and may also be a violation of the insider trading laws.

21.	Am I allowed to trade derivative securities of Immunome? Or short Immunome common stock?

A: No. Under our policies, you may not trade in derivative securities related to our common stock, which includes, but is not limited to publicly traded call and put options. In addition, under our policies, you may not engage in short selling of our common stock at any time.

“Derivative securities” are securities other than common stock that are speculative in nature because they permit a person to leverage his or her investment using a relatively small amount of money. Examples of derivative securities include (but are not limited to) “put options” and “call options.” These are different from employee stock options and other equity awards granted under our equity compensation plans, which are not derivative securities.

“Short selling” is profiting when you expect the price of the stock to decline, and includes transactions in which you borrow stock from a broker, sell it, and eventually buy it back on the market to return the borrowed shares to the broker. Profit is realized if the stock price decreases during the period of borrowing.

22.	Why does Immunome prohibit trading in derivative securities and short selling?

A: Many companies with volatile stock prices have adopted such policies because of the temptation it represents to try to benefit from a relatively low cost method of trading on short- term swings in stock prices (without actually holding the underlying common stock) and encourages speculative trading. For this reason, we have decided to prohibit employees from such trading. As we are dedicated to building stockholder value, short selling our common stock is adverse to our stated values and would not be received well by our stockholders.

23.	Can I purchase Immunome securities on margin or hold them in a margin account?

A: Under our policies, you may not purchase our common stock on margin or hold it in a margin account at any time.

“Purchasing on margin” is the use of borrowed money from a brokerage firm to purchase our securities. Holding our securities in a margin account includes holding the securities in an account in which the shares can be sold to pay a loan to the brokerage firm.

24.	Why does Immunome prohibit me from purchasing Immunome securities on margin or holding them in a margin account?

A: Margin loans are subject to a margin call whether or not you possess material nonpublic information at the time of the call. If your margin loan were called at a time when you had were aware of material nonpublic information and you could not or did not supply other collateral, you and Immunome could be subject to litigation based on your insider trading activities: the sale of the stock (through the margin call) when you possessed material nonpublic information. The sale would be attributed to you even though the lender made the ultimate determination to sell. The SEC takes the view that you made the determination to not supply the additional collateral and you are therefore responsible for the sale.

25.	Can I pledge my Immunome shares as collateral for a personal loan?

A: No. Pledging your shares as collateral for a personal loan could cause the pledgee to transfer your shares during a trading blackout period or when you are otherwise aware of material nonpublic information. As a result, you may not pledge your shares as collateral for a loan.

26.	Can I hedge my ownership position in Immunome?

A: Hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds are prohibited by our insider trading policy. Since such hedging transactions allow you to continue to own Immunome’s securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership, you may no longer have the same objectives as Immunome’s other shareholders. Therefore, our insider trading policy prohibits you from engaging in any such transactions.

27.	Can I exercise stock options during a trading blackout period or when I possess material nonpublic information?

A: Yes. You may exercise the options for cash (or via net exercise transaction with the Company) and receive shares, but you may not sell the shares (even to pay the exercise price or any taxes due) or otherwise settle the option during a trading blackout period or any time that you have material nonpublic information. Also note that if you choose to exercise and hold the shares, you will be responsible at that time for any taxes due. To be clear, you may not effect a broker-assisted cashless exercise (these cashless exercise transactions include a market sale) during a trading blackout period or any time that you are aware of material nonpublic information.

28.	Am I subject to the trading blackout period if I am no longer an employee or consultant of Immunome?

A: It depends. If your employment or service with Immunome ends on a day that the trading window is closed, you will be subject to the trading blackout period then in effect. If your employment with Immunome ends on a day that the trading window is open, you will not be subject to the next trading blackout period. However, even if you are not subject to our trading blackout period after you leave Immunome, you should not trade in Immunome securities if you possess material nonpublic information. That restriction stays with you as long as the information you possess is material and not publicly disseminated within the meaning of our insider trading policy.

29.	Can I gift stock while I possess material nonpublic information or during a trading blackout period?

A: Because of the potential for the appearance of impropriety, you may not make gifts, whether to charities, to a trust or otherwise, of our common stock when you possess material nonpublic information or during a trading blackout period.

30.	What if I purchased publicly traded options or other derivative securities before I became an Immunome employee or consultant?

A: The same rules apply as for employee stock options. You may exercise the publicly traded options at any time, but you may not sell such securities during a trading blackout period or at any time that you have material nonpublic information. When you become an Immunome employee, you must report to a Clearing Officer that you hold such publicly traded options or other derivative securities.

31.	May I own shares of a mutual fund that invests in Immunome?

A: Yes.

32.	Are mutual fund shares holding Immunome subject to the trading blackout periods?

A: No. You may trade in mutual funds holding our common stock at any time.

33.	May I use a “routine trading program” or “10b5-1 plan”?

A: Yes, subject to the requirements discussed in our insider trading policy and any 10b5- trading plan guidelines, eligible persons may use a routine trading program. A routine trading program, also known as a 10b5-1 plan, allows you to set up a highly structured program with your stockbroker through which you specify ahead of time the date, price, and amount of securities to be traded. If you wish to create a 10b5-1 plan, you must contact a Clearing Officer for approval.

Additionally, if you are a director or an “officer” for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as determined by the board of directors and you wish to sell in Immunome common stock in the open market, then you may only do so via a 10b5-1 plan that complies with the insider trading policy and the 10b5-1 plan guidelines established by Immunome.

34.	What happens if I violate our insider trading policy?

A: Violation of our policies may result in severe personnel action, including a memo to your personnel file and up to and including termination of your employment or other relationship with Immunome. In addition, you may be subject to criminal and civil sanctions.

35.	Who should I contact if I have questions about our insider trading policy?

A: You should contact our Clearing Officer at compliance@immunome.com.